# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Emerald Holding, Inc., CIK 0001579214
CUSIP: 29103W104
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 31910 DEL OBISPO STREET, SUITE 200, SAN JUAN CAPISTRANO, California (CA), 92675
Date of event which requires filing of this statement: 05/02/2024
Amends the filing with accession number 0001193125-20-190548
Filed by CIK 0000937226
Persons authorized to receive notices and communications: Onex Corporation, Colin Sam, 161 Bay Street P.O. Box 700, Toronto, Ontario Canada (A6), M5J 2S1, 1-416-362-7711

## Reporting persons
- Onex Corporation (CIK 0000937226): type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); source of funds: other (OO); sole voting power 0; shared voting power 184,049,617; sole dispositive power 0; shared dispositive power 184,049,617; aggregate amount beneficially owned 184,049,617 (92% of the class)
- Gerald W. Schwartz (CIK 0001275599): type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); source of funds: other (OO); sole voting power 0; shared voting power 184,520,200; sole dispositive power 0; shared dispositive power 184,520,200; aggregate amount beneficially owned 184,520,200 (92.2% of the class)
- Onex Partners GP Inc. (CIK 0001544360): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 35,039,404; sole dispositive power 0; shared dispositive power 35,039,404; aggregate amount beneficially owned 35,039,404 (17.5% of the class)
- Onex Partners III GP LP (CIK 0001506665): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 35,039,404; sole dispositive power 0; shared dispositive power 35,039,404; aggregate amount beneficially owned 35,039,404 (17.5% of the class)
- Onex Partners III LP (CIK 0001435855): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 33,135,329; sole dispositive power 0; shared dispositive power 33,135,329; aggregate amount beneficially owned 33,135,329 (16.6% of the class)
- Onex Partners III PV LP (CIK 0001446974): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 420,116; sole dispositive power 0; shared dispositive power 420,116; aggregate amount beneficially owned 420,116 (0.2% of the class)
- Onex Partners III Select LP (CIK 0001470880): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 106,562; sole dispositive power 0; shared dispositive power 106,562; aggregate amount beneficially owned 106,562 (0.1% of the class)
- Onex American Holdings II LLC (CIK 0001297368): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 423,159; sole dispositive power 0; shared dispositive power 423,159; aggregate amount beneficially owned 423,159 (0.2% of the class)
  Comment: Limited Liability Company
- Onex American Holdings GP LLC (CIK 0001544361): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 423,159; sole dispositive power 0; shared dispositive power 423,159; aggregate amount beneficially owned 423,159 (0.2% of the class)
  Comment: Limited Liability Company
- Onex US Principals LP (CIK 0001297369): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 423,159; sole dispositive power 0; shared dispositive power 423,159; aggregate amount beneficially owned 423,159 (0.2% of the class)
- Onex Private Equity Holdings LLC (CIK 0001838067): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 11,125,186; sole dispositive power 0; shared dispositive power 11,125,186; aggregate amount beneficially owned 11,125,186 (5.6% of the class)
  Comment: Limited Liability Company
- Onex Partners Holdings LLC (CIK 0001838066): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 11,125,186; sole dispositive power 0; shared dispositive power 11,125,186; aggregate amount beneficially owned 11,125,186 (5.6% of the class)
  Comment: Limited Liability Company
- Onex OP V Holdings SARL (CIK 0002002606): type of reporting person: corporation (CO); citizenship or place of organization: Luxembourg (N4); source of funds: other (OO); sole voting power 0; shared voting power 11,125,186; sole dispositive power 0; shared dispositive power 11,125,186; aggregate amount beneficially owned 11,125,186 (5.6% of the class)
- 1597257 Ontario Inc. (CIK 0001517831): type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); source of funds: other (OO); sole voting power 0; shared voting power 470,583; sole dispositive power 0; shared dispositive power 470,583; aggregate amount beneficially owned 470,583 (0.2% of the class)
- New PCo II Investments Ltd. (CIK 0001593408): type of reporting person: other (OO); citizenship or place of organization: Ontario Canada (A6); source of funds: other (OO); sole voting power 0; shared voting power 470,583; sole dispositive power 0; shared dispositive power 470,583; aggregate amount beneficially owned 470,583 (0.2% of the class)
  Comment: Limited Liability Company
- Onex Advisor Subco III LLC (CIK 0001695911): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 470,583; sole dispositive power 0; shared dispositive power 470,583; aggregate amount beneficially owned 470,583 (0.2% of the class)
  Comment: Limited Liability Company
- Onex Partners Canadian GP Inc. (CIK 0001817206): type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); source of funds: other (OO); sole voting power 0; shared voting power 137,461,868; sole dispositive power 0; shared dispositive power 137,461,868; aggregate amount beneficially owned 137,461,868 (68.7% of the class)
- Onex Partners V GP Limited (CIK 0001817315): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 137,461,868; sole dispositive power 0; shared dispositive power 137,461,868; aggregate amount beneficially owned 137,461,868 (68.7% of the class)
- OPV Gem Aggregator LP (CIK 0001817205): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 137,461,868; sole dispositive power 0; shared dispositive power 137,461,868; aggregate amount beneficially owned 137,461,868 (68.7% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: Emerald Holding, Inc.
Address of issuer's principal executive offices: 31910 DEL OBISPO STREET, SUITE 200, SAN JUAN CAPISTRANO, California (CA), 92675
Comment: This Amendment No. 4 to Schedule 13D (this "Amendment No. 4") amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission (the "SEC") on June 29, 2020 (the "Schedule 13D"), relating to the shares of common stock, par value $0.01 per share (the "Common Stock"), of Emerald Holding, Inc., a Delaware corporation (the "Issuer"), beneficially owned by the Reporting Persons. Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

On May 2, 2024, the Issuer mandatorily converted all of the outstanding Series A Preferred Stock into Common Stock. As a result, all of the Series A Preferred Stock held of record by OPV Gem Aggregator LP automatically converted into 137,461,868 shares of Common Stock.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is hereby amended and restated in its entirety by inserting the following information:

The information contained on the cover pages is incorporated by reference to this Item 5.

The percentages on the cover pages are based on 200,046,674 shares of Common Stock outstanding as of March 12, 2025, as disclosed in the Issuer's quarterly report on Form 10-Q filed with the Securities and Exchange Commission on March 14, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose:
The information contained on the cover pages is incorporated by reference to this Item 5.

The amount of securities reported herein includes: (i) 33,135,329 shares of Common Stock held of record by Onex Partners III LP, (ii) 1,377,397 shares of Common Stock held of record by Onex Partners III GP LP, (iii) 423,159 shares of Common Stock held of record by Onex US Principals LP, (iv) 420,116 shares of Common Stock held of record by Onex Partners III PV LP, (v) 11,125,186 shares of Common Stock held of record by Onex OP V Holdings SARL, (vi) 106,562 shares of Common Stock held of record by Onex Partners III Select LP, (vii) 470,583 shares of Common Stock held of record by Onex Advisor Subco III LLC, and (viii) 137,461,868 shares of Common Stock held of record by OPV Gem Aggregator LP.

Onex Corporation, a corporation whose subordinated voting shares are traded on the Toronto Stock Exchange, and/or Mr. Gerald W. Schwartz, may be deemed to beneficially own the Common Stock held of record by (a) Onex Partners III LP, Onex Partners III Select LP, and Onex Partners III PV LP through Onex Corporation's direct ownership and control of Onex Partners GP Inc., the general partner of Onex Partners III GP LP, the general partner of each of Onex Partners III LP, Onex Partners III Select LP, and Onex Partners III PV LP (b) Onex Partners III GP LP, through Onex Corporation's ownership of all of the equity of Onex Partners GP Inc., the general partner of Onex Partners III GP LP, (c) Onex US Principals LP, through Onex Corporation's ownership of all of the equity of Onex Private Equity Holdings LLC ("OPEH"), which owns all of the equity of Onex American Holdings GP LLC, the general partner of Onex US Principals LP, (d) Onex OP V Holdings SARL, through Onex Corporation's ownership of all of the equity of OPEH, which owns all of the equity of Onex American Holdings Subco LLC, which controls Onex Partners Holdings LLC, which in turn owns all of the outstanding equity of Onex OP V Holdings SARL; (e) Onex Advisor Subco III LLC, through Gerald W. Schwartz's indirect control of 1597257 Ontario Inc., which owns all of the voting equity of New PCo II Investments Ltd., which owns all of the equity interest of Onex Advisor Subco III LLC; and (f) OPV Gem Aggregator LP, through Onex Corporation's ownership of all of the equity of Onex Partners Canadian GP Inc., which owns all of the equity of Onex Partners V GP Limited, which is the general partner of OPV Gem Aggregator LP.

Mr. Gerald W. Schwartz, the Chairman of Onex Corporation, indirectly owns shares representing a majority of the voting rights of the shares of Onex Corporation and as such may be deemed to beneficially own all of the Common Stock beneficially owned by Onex Corporation. Each of these entities and Mr. Schwartz disclaims any such beneficial ownership.
Transactions in the class effected during the past sixty days: None.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- Onex Corporation: /s/ David Copeland, David Copeland, Managing Director - Tax (03/31/2025)
- Gerald W. Schwartz: /s/ Chris Govan, Chris Govan, attorney-in-fact by power of attorney incorporated herein by reference to Schedule 13G/A filed for Fly Leasing Limited on April 3, 2017 (03/31/2025)
- Onex Partners GP Inc.: /s/ Amir Motamedi, Amir Motamedi, Vice President (03/31/2025)
- Onex Partners III GP LP: By: Onex Partners GP Inc., its General Partner, /s/ Amir Motamedi, Amir Motamedi, Vice President (03/31/2025)
- Onex Partners III LP: By: Onex Partners III GP LP, its General Partner, By: Onex Partners GP Inc., its General Partner, /s/ Amir Motamedi, Amir Motamedi, Vice President (03/31/2025)
- Onex Partners III PV LP: By: Onex Partners III GP LP, its General Partner, By: Onex Partners GP Inc., its General Partner, /s/ Amir Motamedi, Amir Motamedi, Vice President (03/31/2025)
- Onex Partners III Select LP: By: Onex Partners III GP LP, its General Partner, By: Onex Partners GP Inc., its General Partner, /s/ Amir Motamedi, Amir Motamedi, Vice President (03/31/2025)
- Onex American Holdings II LLC: /s/ Amir Motamedi, Amir Motamedi, Director (03/31/2025)
- Onex American Holdings GP LLC: /s/ Amir Motamedi, Amir Motamedi, Director (03/31/2025)
- Onex US Principals LP: By: Onex American Holdings GP LLC, its General Partner, /s/ Amir Motamedi, Amir Motamedi, Director (03/31/2025)
- Onex Private Equity Holdings LLC: /s/ Amir Motamedi, Amir Motamedi, Director (03/31/2025)
- Onex Partners Holdings LLC: /s/ Amir Motamedi, Amir Motamedi, Director (03/31/2025)
- Onex OP V Holdings SARL: /s/ Amir Motamedi & /s/ Sascha Groll, Amir Motamedi , Type A Manager & Sascha Groll, Type B Manager (03/31/2025)
- 1597257 Ontario Inc.: /s/ Michelle Iskander, Michelle Iskander, Secretary (03/31/2025)
- New PCo II Investments Ltd.: /s/ Michelle Iskander, Michelle Iskander, Secretary (03/31/2025)
- Onex Advisor Subco III LLC: /s/ Joel Greenberg, Joel Greenberg, Director (03/31/2025)
- Onex Partners Canadian GP Inc.: /s/ David Copeland & /s/ Derek MacKay, David Copeland, Vice President & Derek MacKay, Vice President (03/31/2025)
- Onex Partners V GP Limited: /s/ Kosty Gilis, Kosty Gilis, Authorized Person (03/31/2025)
- OPV Gem Aggregator LP: By: Onex Partners V GP Limited, its General Partner, /s/ Kosty Gilis, Kosty Gilis, Authorized Person (03/31/2025)